MADISON FUNDS
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300

January 7, 2016

BY EDGAR
Ms. Alison Smith
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

RE:	Madison Funds (“Trust”) Form N-14/A Registration Statement
(SEC File No. 333-29511)

Dear Ms. Smith:

Filed herewith via EDGAR is a request to withdraw an incorrect amendment filing by the Trust of a Form N-14/A [Amended] Registration Statement filed on January 6, 2016. In this regard, please be advised as follows:

•	Name and CIK of the Trust: Madison Funds, 0001040612

•	Accession number of the incorrect filing: 0001040612-16-000136

•	Edgar submission type of incorrect filing: N-14/A

•	1933 Act number associated with the erroneous filing: 333-29511

•
Description of request: Trust used the wrong SEC File Number to file this Amendment. We will refile this Amendment using the correct file number of 333-208764 which was assigned to the initial N-14 Registration Statement filed on December 24, 2015.

* * * *
We apologize for the error and appreciate your bringing it to our attention. If you have any questions or comments regarding this filing, please call the undersigned at the telephone number listed above.

Respectfully submitted,
/s/ Lisa R. Lange
Lisa R. Lange
                                        Chief Legal Officer and Chief Compliance Officer